The Donerail Group Releases Statement on Turtle Beach Corporation

December 15, 2021 15:26 ET | Source: The Donerail Group LP

Donerail Calls for Turtle Beach to Publicly Launch a Transparent and Comprehensive Strategic Review, In Which Donerail Intends to Participate

Believes That Shareholders Are Confused as to the Actions the Board is Taking to Create Shareholder Value

Donerail Has Continued Interest in Acquiring Turtle Beach and Intends to Submit a Revised LOI to Acquire the Company

LOS ANGELES, Dec. 15, 2021 (GLOBE NEWSWIRE) -- The Donerail Group LP (together with its affiliates, “Donerail”, “We”, or “Us”), is one of the largest shareholders of Turtle Beach Corporation (the “Company” or “Turtle Beach”) (NASDAQ: HEAR) with beneficial ownership of approximately 7.4% of the Company’s outstanding shares, and released the following statement on December 15, 2021:

Spanning nearly four months since our last public commentary in August, Donerail has attempted to work constructively with the Turtle Beach Board of Directors (the “Board”), the Company’s management team and the Company’s financial advisors at Bank of America to offer value-creative solutions that we believe would benefit all shareholders.

In these recent communications, Donerail has provided a multitude of strategic options for the Company to pursue. These included i) a re-affirmation of Donerail’s previously disclosed bid to acquire the Company, ii) detailed terms under which Donerail would feel comfortable to sign a limited NDA, and iii) an offer to aid the Board in a strategic review to maximize alignment with all shareholders.

It is with regret that we report that our efforts for cooperation and productive conversations have largely proven unsuccessful.

As has been publicly reported, the Board rebuffed our previous offers to acquire the Company, which culminated in an offer of $36.50 per share in August. In doing so, the Board specifically cited two principal concerns: i) that the Board “did not view Donerail’s proposed acquisition price to be sufficient” and ii) that the Board “had concerns regarding Donerail’s ability to consummate a transaction and its financing sources.”1

We respectfully disagreed with the Board and believed that an offer of $36.50 was clearly adequate and fair. In hindsight, that offer looks particularly attractive, standing at a nearly 70% premium from where Turtle Beach's stock price closed yesterday.

With regard to financing concerns, while we have provided the Board and its advisors with a comprehensive amount of supporting documentation regarding our prospective financing package that details our financing partners and structure, what we have provided appears to be insufficient for the Board to relieve them of ‘significant concerns’.

At this point, it is unclear what we could do differently to provide the Board with sufficient comfort that engaging with us as a bona fide prospective acquiror would be a worthwhile endeavor on behalf of all shareholders.

With that being said, we remain interested in acquiring the Company, and we will be submitting a revised LOI to the Company in short order. Our revised LOI will likely include an offer at a lower price than $36.50 per share but at a price that we believe to be both an attractive premium to the current trading price of Turtle Beach’s stock as well as to the 30-day volume weighted average price of the shares.

As a large shareholder of the Company, we have additional frustrations. The share price is hovering near 52-week lows and has declined over 40% in the last six months. While demand for the Company’s product continues to be robust, unforeseen operational challenges have impaired profitability, surprising management and creating a recent, violent sell-off of the shares. Further, three of the Company’s peers have either been acquired or have received acquisition offers in recent months (HyperX, SteelSeries, and Razer); extrapolating the same multiples for Turtle Beach would imply a share price for Turtle Beach that would be exponentially higher than where the stock currently trades. In our regular communication with other shareholders, we find that there is meaningful discontent with the current status quo, meaningful uncertainty about the future, and we are certain the Board and management share similar frustration, as well.

Recognizing that we are in the midst of a global consolidation in the video game peripheral space, we have suggested for some time now that Turtle Beach should test the market to assess the appetite of strategic buyers.

To the casual onlooker, it may appear that the Turtle Beach Board has agreed that now is an appropriate time to test the market, as well. In fact, numerous press reports in recent months have detailed that Turtle Beach has hired Bank of America to launch a sales process for the Company and that multiple parties “are circling”, “some of the potentially interested parties [are] ‘deep pocketed’ players”, and that “Donerail’s bid marked the bottom of the range of potential offer prices.” 2,3 Nonetheless, the Company has not confirmed that such events are taking place, causing confusion in the marketplace.

Given the continual speedbumps that the Board created for us as a potential acquiror that seem to be in direct conflict with the aforementioned press reports, we are highly confused — as both a large shareholder and as a potential acquiror — as to what the Board is actually seeking to achieve.

In an effort to both clear the air for shareholder confusion as well as provide a potential pathway for us to engage with the Company in a comprehensive fashion that may allow the Board to better assess our viability as a potential acquiror, we call on the Company to publicly disclose that it is running a Strategic Review process, if such a process is underway, and if it is not, we call on the Company to initiate one in short order.

Indeed, the Board continues to repeat its doubts about the level of seriousness that we have in acquiring the Company, and we, likewise, have doubts about the Board’s willingness to sell the Company at an attractive price. We believe that public disclosure of a Strategic Review process, while potentially disadvantageous to our efforts of acquiring the Company, would create appropriate accountability for this Board and do well to provide shareholders with a full and transparent understanding as to the actions that this Board is undertaking to create shareholder value.

As a sign of our commitment to join an auction process for the Company, Donerail is declaring its intent to enter into a customary non-disclosure agreement in conjunction with a publicly disclosed Strategic Review process, and we will also agree to a customary standstill that would provide the Company with surety of our standing as a willing acquiror while simultaneously protecting our rights as shareholders to nominate directors at next year’s Annual Meeting, should the need arise.

About Donerail

The Donerail Group LP is a Los Angeles-based investment adviser that employs a value-oriented investment lens focusing on special situations and event driven investments.

Investor Contact:

Wes Calvert, (310) 564-9992

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1 Turtle Beach Press Release dated 23-Aug-2021
2 “Donerail Prepared to ‘Go Nuclear’ in Its Bid for Turtle Beach.” CTFN. 19-Jul-2021.
3 “Multiple Parties Circling Turtle Beach with Announcement Possible Next Month.” CTFN. 7-Oct-2021.